CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR AND BY FEDERAL EXPRESS Jennifer Thompson Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Direct Dial: +1 212 878 3250 E-mail: jonathan.zonis@cliffordchance.com anja.pfleger@cliffordchance.com December 23, 2014

Re:	Brazilian Electric Power Company

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 001-34129

Dear Ms. Thompson,

We refer to the comments of the staff of the Department of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated December 16, 2014 (the “December 16 Letter”), with respect to the Annual Report for the fiscal year ended December 31, 2013 on Form 20-F (File No. 001-34129) filed by Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company”) on April 30, 2014, as well as our conversation today with Ms. Yong Kim regarding the 10 business day extension for the submission of the Company’s responses to the December 16 Letter.

On behalf of the Company, we hereby confirm that the Company intends to submit its responses to the December 16 Letter to the Staff by January 16, 2015.

Sincerely,

/s/ Jonathan Zonis
Jonathan Zonis

cc: Armando Casado de Araújo